Exhibit 2.2

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF OKLAHOMA

IN RE:	)
)
SHEFFIELD STEEL CORPORATION,	)	Case No. 01-05508-R
a Delaware corporation,	)	(Chapter 11)
)
WADDELL’S REBAR FABRICATORS, INC.,	)	Case No. 01-05509-R
a Missouri corporation,	)	(Chapter 11) Jointly Administered
	)	with Case No. 01-05508-R)
)
WELLINGTON INDUSTRIES, INC.,	)	Case No. 01-05510-R
an Oklahoma corporation,	)	(Chapter 11 Jointly Administered
	)	with Case No. 01-05508-R)
Debtors and Debtors in Possession.	)

FIRST AMENDMENT TO SECOND AMENDED AND RESTATED

JOINT PLAN OF REORGANIZATION OF SHEFFIELD STEEL CORPORATION,

WADDELL’S REBAR FABRICATORS, INC. AND WELLINGTON INDUSTRIES, INC.

Sheffield Steel Corporation (“Sheffield”), Waddell’s Rebar Fabricators, Inc. (“Waddell’s”) and Wellington Industries, Inc. (“Wellington”), debtors and debtors in possession herein (collectively, the “Debtors”), hereby submit this first amendment to the “Second Amended and Restated Joint Plan of Reorganization of Sheffield Steel Corporation, Waddell’s Rebar Fabricators, Inc. and Wellington Industries, Inc.” (the “Plan”) filed herein on June 7, 2002. This first amendment attempts to clarify certain portions of the Plan and to add a purported lien creditor that has asserted a secured claim against the Debtors. The Debtors contend that the proposed modifications do not adversely affect or change the treatment of any claims or interests of parties that have accepted the Plan. The Debtors intend to seek approval of the Plan, including the amendments set forth herein, at a confirmation hearing scheduled for July 25, 2002. The proposed amendments are as follows:

1. SECTION 13.01 shall be amended and restated as follows:

0.01 Retention of Jurisdiction. Notwithstanding the entry of the Confirmation Order or the Effective Date having occurred, to the maximum extent permitted by the Bankruptcy Code or other applicable law, the Court shall retain original and exclusive jurisdiction to, inter alia: (a) determine any disputed Claims, (b) determine requests for payment of Claims entitled to priority under Section 507(a)(1) of the Bankruptcy Code, including compensation of and reimbursement of expenses of professionals and other parties entitled thereto, (c) resolve controversies and disputes regarding interpretation and implementation of the Plan, (d) enter orders in aid of the Plan, including, without limitation, appropriate orders (which may include contempt or other sanctions) to protect the Debtors and Reorganized Sheffield in accordance with Sections 524 and 1141 of the Bankruptcy Code and the terms and conditions of the Confirmation Order, (e) modify the Plan pursuant to Section 14.02 of the Plan, (f) determine any and all applications, adversary proceedings and contested or litigated matters pending on or after the Effective Date, (g) allow, disallow, estimate, liquidate or determine any Claim or Equity Interest and to enter or enforce any order requiring the filing of any such Claim before a particular date, (h) determine any and all pending applications for the rejection of executory contracts or unexpired leases, or for the assignment of assumed executory contracts and unexpired leases, and to hear and determine any and all Claims arising from any such rejection, assumption and/or assignment, (i) determine any actions or controversies arising under or in connection with the Plan, the Confirmation Order, or any contract, instrument, release, or other agreement created in connection with the Plan, j) enter and implement orders as are necessary or appropriate if the Confirmation Order is for any reason modified, stayed, reversed, revoked or vacated, (k) enter a final decree closing the Reorganization Cases, (l) approve compromises and settlements proposed pursuant to Bankruptcy Rule 9019, and (m) enter and implement orders as are necessary to the transactions described in this Plan.

2. SECTION 5.01 shall be amended and restated as follows:

0.02 Class 3 – Other Secured Claims. Claims in Class 3 are Impaired. Each holder of a Class 3 Claim shall retain any liens that secure its Other Secured Claim. All holders of Class 3 Claims with Allowed Other Secured Claims in the amount of $10,000 or less shall be paid in full on the Effective Date. All holders of Class 3 Claims that have Claims subject to setoff shall be allowed to effect such setoff. All holders of Class 3 Claims in an amount greater than $10,000 shall be paid in full over five (5) years after the Effective Date with quarterly payments of interest (at the rate of 6% per annum) and principal (amortized over a five (5) year period). Holders of Class 3 Claims may be prepaid at any time without cost or penalty. Any deficiency claim by a holder of a Class 3 Claim shall become, and shall be treated for all purposes under this Plan as an Unsecured Claim and shall be classified as a Class 6 Claim. The Debtors have identified the following Class 3 Claims that are separately classified in subclasses as follows:

Class 3.1	Mid-Continent Concrete Company estimated to be $1,500.

Class 3.2	State of Missouri estimated to be $18,202.54.

Class 3.3	Internal Revenue Service filed claim of $187,344.65 (disputed).

Class 3.4	Concrete Services Corporation filed claim of $39,565.24 (subject to possible dispute).

3. SECTION 12.05 shall be added to the Plan and shall read as follows:

12.05 Oklahoma Workers’ Compensation. Reorganized Sheffield shall continue to perform the obligations of Sheffield under the “Stipulated Order on the Stay Motion of the Administrator of the Oklahoma Workers’ Compensation Court” entered by the Court on March 13, 2002. Reorganized Sheffield shall continue to satisfy its obligations under the Oklahoma Workers’ Compensation Act, 85 O.S. § 1, et seq. subsequent to the confirmation of the Plan.

4. DEFINITION 60 shall be amended and restated as follows:

60. New $5,000,000 Facility means the new loan in an amount of not less than $4,000,000 nor more than $6,000,000 that will be obtained by Reorganized Sheffield on the Effective Date.

Respectfully submitted,

/s/ Neal Tomlins

Neal Tomlins, OBA No. 10499

Ronald E. Goins, OBA No. 3430

TOMLINS & GOINS

A Professional Corporation Utica Plaza Building

2100 South Utica Ave., Suite 300

Tulsa, Oklahoma 74114

Telephone: (918) 747-6500

Facsimile: (918) 749-0874

Attorneys for Debtors and Debtors in Possession

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